Exhibit 1

Scorpio Tankers Inc. Announces Financial Results for the Third Quarter of 2014 and Newbuilding Vessel Deliveries

MONACO—(Marketwired - Oct 27, 2014) - Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” or the “Company”) today reported its results for the three and nine months ended September 30, 2014.

Results for the three months ended September 30, 2014 and 2013

For the three months ended September 30, 2014, the Company had a net loss of $1.2 million, or $0.01 basic and diluted loss per share. The Company’s adjusted net loss was $1.2 million (see Non-GAAP Measure section below), or $0.01 basic and diluted loss per share, excluding a $0.1 million, or $0.00 per share unrealized gain on derivative financial instruments.

For the three months ended September 30, 2013, the Company had net income of $0.7 million, or $0.00 basic and diluted earnings per share. The Company’s adjusted net income was $0.6 million (see Non-GAAP Measure section below), or $0.00 basic and diluted earnings per share, excluding a $0.1 million, or $0.00 per share unrealized gain on derivative financial instruments.

Results for the nine months ended September 30, 2014 and 2013

For the nine months ended September 30, 2014, the Company had net income of $51.6 million, or $0.29 basic and $0.28 diluted earnings per share. The Company’s adjusted net loss was $10.6 million (see Non-GAAP Measure section below), or $0.06 basic and diluted loss per share, which excludes (i) a gain of $51.4 million, or $0.29 per share, resulting from the previously announced sales of seven Very Large Crude Carriers (‘VLCCs’) under construction, (ii) a gain of $10.9 million, or $0.06 per share, resulting from the previously announced acquisition of 7,500,000 common shares of the Company in exchange for 3,422,665 shares of Dorian, (iii) a write-off of $0.3 million, or $0.00 per share, for deferred financing fees relating to the repayment of the STI Spirit Credit Facility in April 2014 and (iv) an unrealized gain on derivative financial instruments of $0.2 million or $0.00 per share.

For the nine months ended September 30, 2013, the Company had net income of $11.2 million or $0.08 basic and diluted earnings per share. The Company’s adjusted net income was $10.8 million (see Non-GAAP Measure section below), or $0.08 basic and diluted earnings per share, excluding a $0.5 million, or $0.00 per share unrealized gain on derivative financial instruments.

Stock Buyback Program

Since July 28, 2014, the Company has acquired $67.5 million of its common shares that are being held as treasury shares, in the open market at an average price of $8.64 per share.

During 2014, the Company has acquired an aggregate of 36,729,136 of its common shares that are being held as treasury shares, which include (i) 19,101,536 common shares that were purchased in the open market at an average price of $9.06 per share, (ii) 7,500,000 common shares that were acquired in exchange for 3,422,665 shares in Dorian and (iii) 10,127,600 common shares that were acquired in conjunction with the Company’s offering of $360 million of Convertible Senior Notes due 2019 in June 2014. There are currently 164,436,411 shares outstanding.

The Company has $82.5 million remaining under its stock buyback program as of the date of this press release. The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

Summary of Recent and Third Quarter Significant Events:

•	Recently took delivery of two ice-class 1A Handymax tankers, STI Wembley and STI Battersea, from Hyundai Mipo Dockyard Co. Ltd. (“HMD”). Including the previously announced deliveries of STI Mayfair and STI Yorkville, the Company has taken delivery of four product tankers in October 2014.

•	Took delivery of 17 vessels (four LR2, eight MR, and five ice-class 1A Handymax) during the third quarter of 2014, including STI St. Charles, a newbuilding MR product tanker that we purchased in August 2014 and was delivered from SPP in September 2014.

•	Participated in the previously announced offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019 (the “KEXIM Notes”) in July 2014. The KEXIM Notes reduced KEXIM’s funding obligations under the Company’s KEXIM Credit Facility, and will reduce the Company’s borrowing costs under such facility by 1.55% per year

•	Paid a quarterly cash dividend on the Company’s common stock of $0.10 per share in September 2014.

Vessel deliveries

In October 2014, the Company took delivery of four product tankers. STI Yorkville and STI Mayfair, MR product tankers, were delivered from HMD and SPP, respectively and STI Wembley and STI Battersea, ice-class 1A Handymax product tankers, were delivered from HMD. Upon delivery, STI Yorkville and STI Mayfair each commenced a time charter for up to 120 days at approximately $18,000 per day and STI Wembley and STI Battersea each commenced a time charter for up to 120 days at approximately $15,000 per day.

The Company has taken delivery of 21 vessels under its Newbuilding Program with HMD, SPP, Daewoo Shipbuilding & Marine Engineering Co. Ltd. (“DSME”) and Hyundai Samho Heavy Industries Co. Ltd. (“HSHI”) since June 30, 2014. These deliveries are summarized as follows:

	Name	Month delivered	Type	Shipyard

1	STI Powai	July 2014	MR	HMD
2	STI Aqua	July 2014	MR	SPP
3	STI Pimlico	July 2014	Handymax	HMD
4	STI Elysees	July 2014	LR2	HSHI
5	STI Dama	August 2014	MR	SPP
6	STI Olivia	August 2014	MR	HMD
7	STI Mythos	August 2014	MR	HMD
8	STI Hackney	August 2014	Handymax	HMD
9	STI Acton	September 2014	Handymax	HMD
10	STI Fulham	September 2014	Handymax	HMD
11	STI Camden	September 2014	Handymax	HMD
12	STI Benicia(1)	September 2014	MR	SPP
13	STI Regina	September 2014	MR	SPP
14	STI St. Charles	September 2014	MR	SPP
15	STI Madison	September 2014	LR2	HSHI
16	STI Park	September 2014	LR2	HSHI
17	STI Orchard	September 2014	LR2	DSME
18	STI Mayfair	October 2014	MR	SPP
19	STI Yorkville	October 2014	MR	HMD
20	STI Wembley	October 2014	Handymax	HMD
21	STI Battersea	October 2014	Handymax	HMD

(1)	After delivery, this vessel began a one year time charter at a rate level consistent with current one year time charter contracts which includes a profit sharing mechanism whereby earnings in excess of the base time charter rate are split between the charterer and us.

Time charter-in update

In September 2014, we time chartered-in an LR2 tanker that is currently under construction in South Korea with delivery expected in January 2015. Upon delivery from the shipyard, the vessel will be chartered-in for one year at $21,050 per day. We also have an option to extend the charter for one year at $22,600 per day.

In September 2014, we extended the time charter on an LR1 tanker that is currently time chartered-in. The term of the agreement is for one year at $15,000 per day beginning in November 2014.

In September 2014, we extended the time charter on a Handymax tanker that is currently time chartered-in. The term of the agreement is for an additional year at $13,500 per day beginning in March 2015.

In August 2014, we extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for six months at $15,500 per day effective November 2014.

In August 2014, we extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for six months at $17,500 per day beginning in September 2014.

In July 2014, we extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for one year at $17,550 per day beginning in September 2014.

KEXIM Guaranteed Notes due 2019

On July 18, 2014, Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”), completed an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019 (the “KEXIM Notes”) in a private offering to qualified institutional buyers pursuant to the Securities Act and in offshore transactions complying with Regulation S under the Securities Act. The KEXIM Notes were issued in connection with the Company’s KEXIM Credit Facility and will reduce KEXIM’s funding obligations and the Company’s borrowing costs under such facility by 1.55% per year.

Payment of 100% of all regularly scheduled installments of principal of, and interest on, the KEXIM Notes are guaranteed by The Export-Import Bank of Korea (“KEXIM”), a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea.

The KEXIM Notes are currently listed on the Singapore Exchange Securities Trading Limited (the “SGX-ST”). The Notes will not be listed on any other securities exchange, listing authority or quotation system.

Current Liquidity

As of October 27, 2014, the Company had $84.0 million in cash.

Debt

We made the following drawdowns from our credit facilities in July, August, September and October 2014:

	Credit facility	Drawdown amount (in $ millions)	Collateral
1	2013 Credit Facility	$19.8	STI Aqua
2	2013 Credit Facility	19.8	STI Dama
3	2013 Credit Facility	19.5	STI Mythos
4	2013 Credit Facility	19.5	STI Benicia
5	2013 Credit Facility	19.8	STI Regina
6	2013 Credit Facility	19.5	STI St. Charles
7	2013 Credit Facility	19.5	STI Yorkville
8	2013 Credit Facility	18.0	STI Wembley
9	KEXIM Credit Facility	18.8	STI Pimlico
10	KEXIM Credit Facility	30.3	STI Elysees
11	KEXIM Credit Facility	30.3	STI Madison
12	KEXIM Credit Facility	18.8	STI Hackney
13	KEXIM Credit Facility	19.0	STI Acton
14	KEXIM Credit Facility	18.8	STI Fulham
15	KEXIM Credit Facility	30.3	STI Park
16	KEXIM Credit Facility	29.7	STI Orchard
17	KEXIM Credit Facility	18.8	STI Camden
18	K-Sure Credit Facility	19.8	STI Powai
19	K-Sure Credit Facility	19.8	STI Olivia
20	K-Sure Credit Facility	20.4	STI Mayfair
21	K-Sure Credit Facility	18.9	STI Battersea

As of October 27, 2014, the Company’s outstanding debt balance, and amount available to draw, is as follows:

	As of September 30, 2014	As of October 27, 2014
In thousands of U.S. dollars	Amount outstanding	Amount outstanding	Amount available
2010 Revolving Credit Facility	$43,562	$43,562	$—
2011 Credit Facility	110,895	110,895	—
Newbuilding Credit Facility	79,340	79,340	—
2013 Credit Facility	276,327	313,827	207,000	(1)
K-Sure Credit Facility	79,200	118,480	339,788	(2)
KEXIM Credit Facility	252,075	252,075	177,525	(3)
Senior Unsecured Notes	53,750	53,750	—
Convertible Senior Notes	360,000	360,000	—	(4)

Total	$1,255,149	$1,331,929	$724,313

(1)	Availability can be used to finance the lesser of 60% of the contract price for a qualifying newbuilding vessel or such vessel’s fair market value at the date of drawdown.
(2)	Availability can be used to finance the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel specified in the agreement.
(3)	Availability can be used to finance the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel specified in the agreement. Includes $125.3 million of floating rate guaranteed notes due 2019 issued by Seven and Seven Ltd. in July 2014.
(4)	$61.3 million of this amount has been attributed to the conversion feature of the Convertible Senior Notes and recorded within additional paid in capital on the consolidated balance sheet as of September 30, 2014.

Newbuilding Program

During the third quarter of 2014, the Company made $451.2 million of installment payments on its newbuilding vessels. The Company currently has 27 newbuilding vessel orders with HMD, SPP, HSHI and DSME (14 MRs, five Handymax ice class 1-A tankers and eight LR2s). The estimated future payment dates and amounts are as follows*:

Q4 2014	$353.4	million**
Q1 2015	273.5
Q2 2015	139.4

Total	$766.3	million

*	These are estimates only and are subject to change as construction progresses.
**	$83.4 million has been paid prior to the date of this press release.

Explanation of Variances on the Third Quarter of 2014 Financial Results Compared to the Third Quarter of 2013

For the three months ended September 30, 2014, the Company recorded a net loss of $1.2 million compared to net income of $0.7 million in the three months ended September 30, 2013. The following were the significant changes between the two periods:

•	Time charter equivalent, or TCE revenue, a non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended September 30, 2014 and 2013:

	For the three months ended September 30,
	2014	2013
In thousands of U.S. dollars
Vessel revenue	$82,891	$57,756
Voyage expenses	(902)	(1,249)

TCE revenue	$81,989	$56,507

•	TCE revenue increased $25.5 million to $82.0 million. This increase was primarily driven by an increase in the average number of operating vessels (owned and time chartered-in) to 58.6 from 42.3 for the three months ended September 30, 2014 and 2013, respectively along with an increase in time charter equivalent revenue per day to $15,264 per day from $14,557 per day for the three months ended September 30, 2014 and 2013, respectively (see the breakdown of daily TCE averages below).

•	Vessel operating costs increased $9.8 million to $20.9 million from $11.1 million for the three months ended September 30, 2014 and 2013, respectively. This increase was primarily driven by an increase in the Company’s owned fleet to an average of 33.7 vessels from 17.3 vessels for the three months ended September 30, 2014 and 2013, respectively. The increase was offset by an overall decrease in vessel operating costs per day to $6,705 per day from $6,851 per day for the three months ended September 30, 2014 and 2013, respectively (see the breakdown of daily TCE averages below).

•	Charterhire expense increased $1.1 million to $32.9 million from $31.9 million for the three months ended September 30, 2014 and 2013, respectively. The increase is a result of a shift in the mix of time chartered-in vessels towards larger vessel classes (LR1 and LR2) offset by a reduction in exposure towards smaller vessel classes (Handymax and MR) for the three months ended September 30, 2014 and 2013, respectively. See the Company’s Fleet List below for the terms of these agreements.

•	Depreciation expense increased $5.2 million to $11.6 million from $6.4 million for the three months ended September 30, 2014 and 2013, respectively. This increase was primarily the result of an increase in the average number of owned vessels to 33.7 from 17.3 for the three months ended September 30, 2014 and 2013, respectively.

•	General and administrative expenses increased $5.2 million to $11.7 million from $6.5 million for the three months ended September 30, 2014 and 2013, respectively. This increase was driven by a $3.8 million increase in the amortization of restricted stock (non-cash) and an overall increase in other general and administrative expenses due to the significant growth in the Company’s fleet and Newbuilding Program.

•	Financial expenses increased $6.2 million to $6.7 million from $0.5 million primarily as a result in an increase in the Company’s debt balance for the three months ended September 30, 2014 and 2013, respectively. Total debt outstanding, net of deferred financing fees, was $1.2 billion at September 30, 2014 compared to $171.3 million at September 30, 2013.

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Statement of Profit or Loss

(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	2014	2013	2014	2013
Revenue
Vessel revenue	$82,891	$57,756	$217,070	$154,213

Operating expenses
Vessel operating costs	(20,933)	(11,137)	(47,683)	(27,635)
Voyage expenses	(902)	(1,249)	(5,427)	(3,782)
Charterhire	(32,941)	(31,877)	(109,334)	(79,345)
Depreciation	(11,574)	(6,377)	(24,896)	(16,665)
General and administrative expenses	(11,676)	(6,522)	(34,300)	(14,571)
Gain on sale of VLCCs	—	—	51,419	—
Gain on sale of Dorian shares	—	—	10,924	—

Total operating expenses	(78,026)	(57,162)	(159,297)	(141,998)

Operating income	4,865	594	57,773	12,215

Other (expense) and income, net
Financial expenses	(6,683)	(448)	(7,554)	(2,323)
Realized gain on derivative financial instruments	—	3	17	25
Unrealized gain on derivative financial instruments	75	118	187	483
Financial income	103	400	172	950
Share of income from associate	462	—	1,036	—
Other expenses, net	19	—	(34)	(106)

Total other expense, net	(6,024)	73	(6,176)	(971)

Net (loss) / income	$(1,159)	$667	$51,597	$11,244

Earnings / (loss) per share

Basic	$(0.01)	$0.00	$0.29	$0.08
Diluted	$(0.01)	$0.00	$0.28	$0.08

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Balance Sheet

(unaudited)

	As of
In thousands of U.S. dollars	September 30, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$140,541	$78,845
Accounts receivable	80,133	72,542
Prepaid expenses and other current assets	4,040	2,277
Inventories	4,562	2,857
Vessels held for sale	11,980	82,649

Total current assets	241,256	239,170

Non-current assets
Vessels and drydock	1,496,572	530,270
Vessels under construction	484,704	649,526
Other assets	31,791	17,907
Investment in associate	154,714	209,803

Total non-current assets	2,167,781	1,407,506

Total assets	$2,409,037	$1,646,676

Current liabilities
Current portion of long-term debt	98,512	10,453
Debt related to vessels held for sale	5,906	21,397
Accounts payable	14,263	20,696
Accrued expenses	12,321	7,251
Derivative financial instruments	321	689

Total current liabilities	131,323	60,486

Non-current liabilities
Long term debt	1,057,744	135,279
Derivative financial instruments	—	188

Total non-current liabilities	1,057,744	135,467

Total liabilities	1,189,067	195,953

Shareholders’ equity
Issued, authorized and fully paid in share capital:
Share capital	2,023	1,999
Additional paid in capital	1,563,056	1,536,945
Treasury shares	(316,519)	(7,938)
Hedging reserve	(116)	(212)
Accumulated deficit	(28,474)	(80,071)

Total shareholders’ equity	1,219,970	1,450,723

Total liabilities and shareholders’ equity	$2,409,037	$1,646,676

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Statement of Cash Flows

(unaudited)

	For the nine months ended September 30,
In thousands of U.S. dollars	2014	2013
Operating activities
Net income	$51,597	$11,244
Gain on sale of VLCCs	(51,419)	—
Gain on sale of Dorian shares	(10,924)	—
Depreciation	24,896	16,665
Amortization of restricted stock	22,068	6,738
Amortization of deferred financing fees	2,307	538
Straight-line adjustment for charterhire expense	3	7
Share of income from associate	(1,036)	—
Unrealized gain on derivative financial instruments	(187)	(483)
Amortization of acquired time charter contracts	277	—
Accretion of convertible senior notes	2,680	—

	40,262	34,709

Changes in assets and liabilities:
Drydock payments	(1,290)	(1,448)
Increase in inventories	(1,705)	(1,328)
Increase in accounts receivable	(7,591)	(37,523)
Increase in prepaid expenses and other current assets	(793)	(2,942)
Increase in other assets	(969)	(395)
Increase in accounts payable	252	1,337
Increase / (decrease) in accrued expenses	6,140	(29)
Interest rate swap termination payment	(274)	—

	(6,230)	(42,328)

Net cash inflow / (outflow) from operating activities	34,032	(7,619)

Investing activities
Acquisition of vessels and payments for vessels under construction	(927,166)	(585,182)
Proceeds from disposal of vessels	213,670	—

Net cash outflow from investing activities	(713,496)	(585,182)

Financing activities
Debt repayments	(64,381)	(24,102)
Issuance of debt	789,949	52,050
Debt issuance costs	(41,104)	(12,266)
Proceeds from issuance of convertible senior notes	360,000	983,537
Convertible senior notes issuance costs	(10,986)	—
Equity issuance costs	(42)	(35,531)
Dividends paid	(50,746)	(10,684)
Repurchase of common stock	(241,530)	—

Net cash inflow from financing activities	741,160	953,004

Increase in cash and cash equivalents	61,696	360,203
Cash and cash equivalents at January 1,	78,845	87,165

Cash and cash equivalents at September 30,	$140,541	$447,368

Scorpio Tankers Inc. and Subsidiaries

Other operating data for the three and nine months ended September 30, 2014 and 2013

(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
Adjusted EBITDA(1)(in thousands of U.S. dollars)	$25,077	$10,830	$45,282	$35,537

Average Daily Results
Time charter equivalent per day(2)	15,264	14,557	14,683	15,388
Vessel operating costs per day(3)	6,705	6,851	6,956	6,656

Aframax/LR2
TCE per revenue day (2)	19,375	10,876	16,390	12,803
Vessel operating costs per day(3)	6,594	9,112	7,419	7,799

Panamax/LR1
TCE per revenue day (2)	17,034	13,349	16,700	13,519
Vessel operating costs per day(3)	7,928	8,174	8,739	7,570

MR
TCE per revenue day (2)	14,457	17,304	13,626	17,706
Vessel operating costs per day(3)	6,673	5,956	6,592	5,930

Handymax
TCE per revenue day (2)	13,056	13,029	13,879	14,246
Vessel operating costs per day(3)	6,122	7,157	6,969	6,690

Fleet data
Average number of owned vessels	33.7	17.3	25.0	14.9
Average number of time chartered-in vessels	24.9	25.0	27.7	21.1

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	—	—	$1,290	—

(1)	See Non-GAAP Measure section below
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses,

including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs excluding non-recurring expenses (for example insurance deductible expenses for repairs) divided by the number of days the vessel is owned during the period.

Fleet List as of October 27, 2014

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Brixton	2014	38,000	1A	SHTP (1)	Handymax
3	STI Comandante	2014	38,000	1A	SHTP (1)	Handymax
4	STI Pimlico	2014	38,000	1A	Spot	Handymax
5	STI Hackney	2014	38,000	1A	SHTP (1)	Handymax
6	STI Acton	2014	38,000	1A	Spot	Handymax
7	STI Fulham	2014	38,000	1A	Spot	Handymax
8	STI Camden	2014	38,000	1A	Spot	Handymax
9	STI Battersea	2014	38,000	1A	Spot	Handymax
10	STI Wembley	2014	38,000	1A	Spot	Handymax
11	STI Amber	2012	52,000	—	SMRP(4)	MR
12	STI Topaz	2012	52,000	—	SMRP(4)	MR
13	STI Ruby	2012	52,000	—	SMRP(4)	MR
14	STI Garnet	2012	52,000	—	SMRP(4)	MR
15	STI Onyx	2012	52,000	—	SMRP(4)	MR
16	STI Sapphire	2013	52,000	—	SMRP(4)	MR
17	STI Emerald	2013	52,000	—	SMRP(4)	MR
18	STI Beryl	2013	52,000	—	SMRP(4)	MR
19	STI Le Rocher	2013	52,000	—	SMRP(4)	MR
20	STI Larvotto	2013	52,000	—	SMRP(4)	MR
21	STI Fontvieille	2013	52,000	—	SMRP(4)	MR
22	STI Ville	2013	52,000	—	SMRP(4)	MR
23	STI Duchessa	2014	52,000	—	SMRP(4)	MR
24	STI Opera	2014	52,000	—	SMRP(4)	MR
25	STI Texas City	2014	52,000	—	Time Charter (5)	MR
26	STI Meraux	2014	52,000	—	Time Charter (6)	MR
27	STI Chelsea	2014	52,000	—	SMRP(4)	MR
28	STI Lexington	2014	52,000	—	SMRP(4)	MR
29	STI San Antonio	2014	52,000	—	Time Charter (6)	MR
30	STI Venere	2014	52,000	—	SMRP(4)	MR
31	STI Virtus	2014	52,000	—	Spot	MR
32	STI Powai	2014	52,000	—	SMRP(4)	MR
33	STI Aqua	2014	52,000	—	Spot	MR
34	STI Dama	2014	52,000	—	SMRP(4)	MR
35	STI Olivia	2014	52,000	—	SMRP(4)	MR
36	STI Mythos	2014	52,000	—	Spot	MR
37	STI Benicia	2014	52,000	—	Time Charter (6)	MR
38	STI Regina	2014	52,000	—	Spot	MR
39	STI St. Charles	2014	52,000	—	Spot	MR
40	STI Mayfair	2014	52,000	—	Spot	MR
41	STI Yorkville	2014	52,000	—	Spot	MR
42	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
43	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
44	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax
45	STI Elysees	2014	109,999	—	SLR2P (3)	LR2
46	STI Madison	2014	109,999	—	SLR2P (3)	LR2
47	STI Park	2014	109,999	—	SLR2P (3)	LR2
48	STI Orchard	2014	109,999	—	SLR2P (3)	LR2

	Total owned DWT		2,660,387

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (7)
	Time chartered-in vessels
49	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$13,650	18-May-15
50	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$13,650	14-Apr-15 (8)
51	Jinan	2003	37,285	—	SHTP (1)	Handymax	$12,600	28-Apr-15
52	Iver Prosperity	2007	37,412	—	SHTP (1)	Handymax	$12,500	03-Mar-16 (9)
53	Histria Azure	2007	40,394	—	SHTP (1)	Handymax	$13,550	04-Apr-15
54	Histria Coral	2006	40,426	—	SHTP (1)	Handymax	$13,550	17-Jul-15
55	Histria Perla	2005	40,471	—	SHTP (1)	Handymax	$13,550	15-Jul-15
56	Targale	2007	49,999	—	SMRP(4)	MR	$14,850	17-May-15 (10)
57	Nave Orion	2013	49,999	—	SMRP(4)	MR	$14,300	25-Mar-15 (11)
58	Gan-Trust	2013	51,561	—	SMRP(4)	MR	$16,250	06-Jan-16 (12)
59	Usma	2007	52,684	1B	SMRP(4)	MR	$14,500	03-Jan-15
60	SN Federica	2003	72,344	—	SPTP (2)	LR1	$11,250	15-May-15 (13)
61	SN Azzura	2003	72,344	—	SPTP (2)	LR1	$13,600	25-Dec-14
62	King Douglas	2008	73,666	—	SPTP (2)	LR1	$14,000	08-Nov-15 (14)
63	Hellespont Progress	2006	73,728	—	SPTP (2)	LR1	$15,000	18-Mar-15 (15)
64	FPMC P Eagle	2009	73,800	—	SPTP (2)	LR1	$14,525	09-Sep-15
65	FPMC P Hero	2011	99,995	—	SLR2P (3)	LR2	$15,250	02-May-15 (16)
66	FPMC P Ideal	2012	99,993	—	SLR2P (3)	LR2	$15,500	09-Jan-15
67	Swarna Jayanti	2010	104,895	—	SLR2P (3)	LR2	$15,000	11-Mar-15 (17)
68	TBN Densa Crocodile	2015	105,408	—	SLR2P (3)	LR2	$21,050	30-Jan-16 (18)
69	Densa Alligator	2013	105,708	—	SLR2P (3)	LR2	$17,550	17-Sep-15 (19)
70	Khawr Aladid	2006	106,003	—	SLR2P (3)	LR2	$15,400	11-Jul-15
71	Fair Seas	2008	115,406	—	SLR2P (3)	LR2	$17,500	10-Mar-15
72	Southport	2008	115,462	—	SLR2P (3)	LR2	$15,700	10-Dec-14

	Total time chartered-in DWT		1,693,507

	Newbuildings currently under construction
	Vessel Name	Yard	DWT	Ice class	Vessel type
	Product tankers

73	Hull 2477 - TBN STI Finchley	HMD (20)	38,000	1A	Handymax
74	Hull 2478 - TBN STI Clapham	HMD (20)	38,000	1A	Handymax
75	Hull 2479 - TBN STI Poplar	HMD (20)	38,000	1A	Handymax
76	Hull 2499 - TBN STI Hammersmith	HMD (20)	38,000	1A	Handymax
77	Hull 2500 - TBN STI Rotherhithe	HMD (20)	38,000	1A	Handymax
78	Hull 2445 - TBN STI Milwaukee	HMD (20)	52,000	—	MR
79	Hull 2461 - TBN STI Battery	HMD (20)	52,000	—	MR
80	Hull 2474 - TBN STI Pontiac	HMD (20)	52,000	—	MR
81	Hull 2490 - TBN STI Osceola	HMD (20)	52,000	—	MR
82	Hull 2492 - TBN STI Notting Hill	HMD (20)	52,000	—	MR
83	Hull 2493 - TBN STI Westminster	HMD (20)	52,000	—	MR
84	Hull 2475 - TBN STI Seneca	HMD (20)	52,000	—	MR
85	Hull S1143 - TBN STI Tribeca	SPP (21)	52,000	—	MR
86	Hull S1144 - TBN STI Soho	SPP (21)	52,000	—	MR
87	Hull S1169 - TBN STI Manhattan	SPP (21)	52,000	—	MR
88	Hull S1170 - TBN STI Queens	SPP (21)	52,000	—	MR
89	Hull S1145 - TBN STI Gramercy	SPP (21)	52,000	—	MR
90	Hull S1167 - TBN STI Bronx	SPP (21)	52,000	—	MR
91	Hull S1168 - TBN STI Brooklyn	SPP (21)	52,000	—	MR
92	Hull S706 - TBN STI Sloane	HSHI (22)	109,999	—	LR2
93	Hull S709 - TBN STI Condotti	HSHI (22)	109,999	—	LR2
94	Hull S710 - TBN STI Veneto	HSHI (22)	109,999	—	LR2
95	Hull S715 - TBN STI Oxford	HSHI (22)	109,999	—	LR2
96	Hull S716 - TBN STI Connaught	HSHI (22)	109,999	—	LR2
97	Hull 5395 - TBN STI Broadway	DSME (23)	109,999	—	LR2
98	Hull 5398 - TBN STI Winnie	DSME (23)	109,999	—	LR2
99	Hull 5399 - TBN STI Lauren	DSME (23)	109,999	—	LR2

	Total newbuilding product tankers DWT		1,797,992

	Total Fleet DWT		6,151,886

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	This vessel is on a time charter agreement for two years, which also contains a 50% profit sharing provision whereby we split all of the vessel’s profits above the daily base rate with the charterer.

(6)	This vessel is on a time charter agreement for one year, which also contains a 50% profit sharing provision whereby we split all of the vessel’s profits above the daily base rate with the charterer.
(7)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(8)	The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel’s profits and losses above or below the daily base rate with the vessel’s owner.
(9)	In September 2014, we declared an option to extend the charter for an additional year at $13,500 per day effective March 3, 2015.
(10)	We have options to extend the charter for up to two consecutive one year periods at $15,200 per day and $16,200 per day, respectively.
(11)	We have an option to extend the charter for an additional year at $15,700 per day.
(12)	The rate for the first year of this agreement was $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.
(13)	We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the vessel’s owner whereby we split all of the vessel’s profits above the daily base rate.
(14)	In September 2014, we declared an option to extend the charter for an additional year at $15,000 per day effective November 8, 2014.
(15)	We have options to extend the charter for up to two consecutive one year periods at $16,250 per day and $17,250 per day, respectively.
(16)	In September 2014, we declared an option to extend the charter for an additional six months at $15,500 per day effective November 2, 2014.
(17)	We have an option to extend the charter for an additional six months at $16,250 per day.
(18)	This vessel is currently under construction and is scheduled to be delivered in January 2015. We have an option to extend the charter for an additional year at $22,600 per day.
(19)	In July 2014, we declared an option to extend the charter for an additional twelve months at $17,550 per day effective September 17, 2014.
(20)	These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). Six vessels are expected to be delivered in 2014 and six vessels in the first and second quarters of 2015.
(21)	These newbuilding vessels are being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea). Three vessels are expected to be delivered in 2014 and four vessels in the first and second quarters of 2015.
(22)	These newbuilding vessels are being constructed at HSHI (Hyundai Samho Heavy Industries Co., Ltd). Three vessels are expected to be delivered in 2014 and two vessels in the first quarter of 2015.
(23)	These newbuilding vessels are being constructed at DSME (Daewoo Shipbuilding and Marine Engineering). One vessel is expected to be delivered in the fourth quarter of 2014 and two vessels in the second quarter of 2015.

Business Strategy, Dividend Policy, and Stock Buyback Program

Business Strategy

The Company’s primary objectives are to profitably grow the business and emerge as a major operator of product tanker vessels. The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions. The Company is currently concentrating on these sectors because of their attractive fundamentals which the Company believes includes:

•	increasing demand for refined products.

•	increasing ton miles (distance between production and areas of demand), and

•	reduced order book.

Dividend Policy

The declaration and payment of dividends is subject at all times to the discretion of the Company’s board of directors. The timing and amount of dividends, if any, depends on the Company’s earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

On September 10, 2014, the Company paid a quarterly cash dividend on its common stock of $0.10 per share to all shareholders as of August 22, 2014 (the record date). On June 12, 2014, the Company paid a quarterly cash dividend on its common stock of $0.09 per share to all shareholders as of May 27, 2014 (the record date). On March 26, 2014, the Company paid a quarterly cash dividend on its common stock of $0.08 per share to all shareholders as of March 11, 2014 (the record date).

Share Buyback Program

On July 28, 2014, the Board of Directors of the Company approved a new stock buyback program with authorization to purchase up to $150 million of its common stock. This program replaced the stock buyback programs that were previously announced in July 2010, April 2014 and June 2014, which have been terminated.

The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

Since July 28, 2014, the Company has purchased an aggregate of $67.5 million of shares in the open market at an average price of $8.64 per share during 2014 and has $82.5 million remaining under its stock buyback program as of the date of this press release.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 48 tankers (four LR2 tankers, two LR1 tankers, 10 Handymax tankers, 31 MR tankers, and one post-Panamax tanker) with an average age of 1.5 years, time charters-in 24 product tankers (eight LR2, five LR1, four MR and seven Handymax tankers), and has contracted for 27 newbuilding product tankers (14 MR, eight LR2, and five Handymax ice class-1A product tankers), 13 are expected to be delivered to the Company throughout 2014 and 14 in 2015. The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Non-GAAP Measures

This press release describes adjusted net income and Adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. “Non-GAAP” measure). The Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Adjusted net income / (loss)

	For the three months ended September 30,
	2014		2013
In thousands of U.S. dollars except per share and share data	Amount	Per share	Amount	Per share
Net (loss) / income	$(1,159)	$(0.01)	$667	$0.00
Adjustments:
Unrealized gain on derivative financial instruments	(75)	(0.00)	(118)	(0.00)

Total adjustments	(75)	(0.00)	(118)	(0.00)

Adjusted net (loss) / income	$(1,234)	$(0.01)	$549	$0.00

	For the nine months ended September 30,
	2014		2013
	Amount	Per share	Amount	Per share
Net income	$51,597	$0.29	$11,244	$0.08
Adjustments:
Deferred financing fees write-off - STI Spirit	317	0.00	—	—
Unrealized gain on derivative financial instruments	(187)	(0.00)	(483)	(0.00)
Gain on sale of VLCCs	(51,419)	(0.29)	—	—
Gain on sale of Dorian shares	(10,924)	(0.06)	—	—

Total adjustments	(62,213)	(0.35)	(483)	(0.00)

Adjusted net (loss) / income	$(10,616)	$(0.06)	$10,761	$0.08

Adjusted EBITDA

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars	2014	2013	2014	2013
Net (loss) / income	$(1,159)	$667	$51,597	$11,244
Financial expenses	6,683	448	7,554	2,323
Unrealized gain on derivative financial instruments	(75)	(118)	(187)	(483)
Financial income	(103)	(400)	(172)	(950)
Depreciation	11,574	6,377	24,896	16,665
Depreciation component of our net profit from associate	526	—	1,869	—
Amortization of restricted stock	7,631	3,856	22,068	6,738
Gain on sale of VLCCs	—	—	(51,419)	—
Gain on sale of Dorian shares	—	—	(10,924)	—

Adjusted EBITDA	$25,077	$10,830	$45,282	$35,537

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.

212-542-1616